

February 1, 2013

F. Clay Creasey, Jr.
Executive Vice President,
Chief Financial Officer
Toys "R" Us Property Company I, LLC.
One Geoffrey Way
Wayne, New Jersey 07470

> **Re:** **Toys "R" Us Property Company I, LLC.**
> **Form 10-K**
> **Filed April 27, 2012**
> **File No. 333-164018**

Dear Mr. Creasey:

We have reviewed your response letter dated January 11, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended January 28, 2012

Financial Statements

Summary of Significant Accounting Polices, page 32

Leases for Lessee only, page 34

1) We note your response to comment number two. Please tell us if you consider the change in estimated lease terms to be an impairment indictor. Please expand your disclosure within Management's Discussion and Analysis to include greater detail of what management considers when determining if there are any events or changes in circumstances indicating that the carrying value of your properties may not be recoverable. Further, please expand your lease footnote disclosure to address your determination that failure to

renew a ground lease would result in a significant economic penalty. Please provide us an example of your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant